UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2025

Rebecca Fondell
Senior Vice President, Chief Accounting Officer
Driven Brands Holdings Inc.
440 South Church Street, Suite 700
Charlotte, North Carolina 28202

Re: Driven Brands Holdings Inc.
Form 10-K for Fiscal Year Ended December 28, 2024
Form 10-Q for Fiscal Quarter Ended September 27, 2025
File No. 001-39898

Dear Rebecca Fondell:

We have reviewed your filings and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 27, 2025

Notes to Consolidated Financial Statements (unaudited)
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation, page 10

1. Please provide an analysis, both qualitative and quantitative, to support your assertion that the adjustments you recorded during the quarter ended September 27, 2025 were not material to any current or prior period financial statements. In doing so, also describe the nature and amounts of each error being corrected and consider the impact of the errors individually and in the aggregate on each quarterly period. Refer to SAB Topics 1.M and 1.N.

   Please provide us with a detailed discussion of why adjustments for items that originated in prior periods appear to be occurring on a regular basis, the earliest period of adjustments being fiscal year 2020 as noted in our comment letter dated November 7, 2023. In addition, please tell us how the discovery and correction of these errors are being considered in your analysis of internal controls.

Form 10-K for Fiscal Year Ended December 28, 2024

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation, page 70

2. Please provide an analysis, both qualitative and quantitative, to support your assertion that the adjustments you recorded during the year ended December 31, 2024 were not material to any current or prior period financial statements. In doing so, also describe the nature and amounts of each error being corrected and consider the impact of the errors individually and in the aggregate on each quarterly and annual period. Refer to SAB Topics 1.M and 1.N.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services